FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the Month of January 2007

Commission File Number: 001-32294

TATA MOTORS LIMITED

(Translation of registrant’s name into English)

BOMBAY HOUSE

24, HOMI MODY STREET,

MUMBAI 400 001, MAHARASHTRA, INDIA

Telephone # 91 22 6665 8282 Fax # 91 22 6665 7799

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒        Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes  ☐        No  ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes  ☐         No  ☒

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes  ☐         No  ☒

If “Yes” is marked, indicate below the file

number assigned to the registrant in

connection with Rule 12g 3-2(b): Not Applicable

Item 1: Form 6-K dated January 23, 2007 along with the Press Release.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

Tata Motors Limited

By:	/s/ Hoshang K Sethna
Name:	Hoshang K Sethna
Title:	Company Secretary

Dated: January 23, 2007

Item 1

Tata Motors Limited

Bombay House

24, Homi Mody Street,

Mumbai 400 001 Maharashtra India

News Release	January 23, 2007

Text of press release

TATA MOTORS REVENUE GROWTH OF 37% AT RS.6957 CRORES

OPERATING PROFIT UP BY 53% AT RS.952 CRORES

NET PROFIT GROWTH OF 12% AT RS.513 CRORES

FOR THE 3RD QUARTER.

3rd Quarter

MUMBAI, January 23, 2007: Tata Motors revenue for the quarter ended December 31, 2006, on a stand-alone basis (net of excise) was Rs.6,956.84 crores an increase of 37% compared to Rs.5,074.86 crores in the corresponding quarter of 2005-06. Profit before Tax (PBT) was Rs.708.74 crores, an increase of 20% over Rs.591.77 crores in the previous year quarter. The PBT in the corresponding quarter of last year included a gain of Rs.164.30 crores on account of sale of shares of Telco Construction Equipment Company Limited, a subsidiary of the company. Net Profit was Rs.513.17 crores, an increase of 12% over Rs.460.23 crores for the corresponding period.

The consolidated revenue (net of excise) was Rs.8,176.03 crores for the quarter ended December 31, 2006, an increase of 37%, compared to Rs.5,969.78 crores in the corresponding quarter of the previous year. The consolidated Profit after Tax (PAT) for the current year quarter is Rs.602.07 crores, an increase of 9%, compared to Rs.550.67 crores for the corresponding quarter for the previous year.

The vehicle sales volume for the quarter was 1,41,827 units, compared to 1,11,228 units during the corresponding quarter last year, an increase of 28%.

Nine Months, ended December 31, 2006

The company’s revenue (net of excise) on a stand-alone basis was Rs.19,250.70 crores in the first nine months of 2006-07, an increase of 40% against Rs.13,755.58 crores in the corresponding period last year. PBT at Rs.1,793.38 crores, witnessed growth of 28% over Rs.1405.77 crores in the previous year period. The Net Profit was Rs.1,336.74 crores, an increase of 25% over Rs.1070.77 crores for the previous year period.

Consolidated revenue (net of excise) in the first nine months of 2006-07 at Rs.22,649.63 crores recorded an increase of 43% against Rs.15,876.23 crores in the corresponding period last year. The consolidated PAT at Rs.1,520.18 crores compared to Rs.1,205.49 crores, recorded a growth of 26%.

The vehicle sales volume in the first nine months at 4,07,925 units grew by 33% compared to 3,05,786 units in the previous year period. Exports amounted to 38,834 vehicles during the period, a growth of 11% compared to 34,849 vehicles during the previous year period.

During the first nine months, Tata Motors launched a new Tata Safari range, a face-lifted Indigo Sedan & Indigo Marina range of vehicles and a new 1.2 litre engine option on the Indica V2 Xeta range, which have met with an enthusiastic response. Tata Ace, the new mini-truck, continues to post strong growth with its gradual extension across the country as well as with its launch in Sri Lanka. In passenger vehicles exports, Tata Motors entered Ghana with its complete portfolio.

At the end of the first nine months, Tata Motors’ market share in commercial vehicles is 64.7 % compared to 60.2 % in the previous year period, and in passenger vehicles the market share is 16.1 % compared to 15.8 % in the previous year period.

The audited financial results for the quarter and nine months, ended December 31, 2006, are enclosed.

- Ends -

Issued by:

Debasis Ray

Head (Corporate Communications)

Tata Motors Limited

Phone: 00 91 22 66657209; E-Mail: debasis.ray@tatamotors.com

www.tatamotors.com

Results

TATA MOTORS LIMITED

Regd.Office : Bombay House, 24, Homi Mody Street, Mumbai 400 001.

AUDITED FINANCIAL RESULTS FOR THE QUARTER/NINE MONTHS ENDED DECEMBER 31, 2006

		Quarter ended December 31,		Nine months ended December 31,		Year ended March 31, 2006
Particulars		2006	2005	2006	2005
(A)
1	Vehicle Sales:(in Nos.) (includes traded vehicles)
	Commercial vehicles	77226	56077	211119	143420	214836
	Passenger cars and Utility vehicles	52991	43369	157972	127517	189070
	Exports	11610	11782	38834	34849	50223

		141827	111228	407925	305786	454129

2	Vehicle Production:(in Nos.)
	Commercial vehicles	85036	65288	242428	170083	246363
	Passenger cars and Utility vehicles	54697	47124	169447	142177	209959

		139733	112412	411875	312260	456322

		(Rupees Crores)
(B)
1	Sales / Income from operations	8,047.41	5,908.21	22,284.01	16,029.03	24,002.30
	Less: Excise Duty	1,090.57	833.35	3,033.31	2,273.45	3,347.95
	Net Sales/Income from operations	6,956.84	5,074.86	19,250.70	13,755.58	20,654.35
2	Total Expenditure
	(a) Increase in stock in trade and work in progress	(135.52)	(184.69)	(643.29)	(670.64)	(256.91)
	(b) Consumption of raw materials & components and Purchase of product for sale	4,897.57	3,612.22	13,813.12	9,871.50	14,263.86
	(c) Staff cost	358.08	279.88	1,003.17	832.07	1,147.17
	(d) Other expenditure	884.50	745.40	2,730.53	2,038.83	2,924.58
	(e) Sub total 2(a) to 2(d)	6,004.63	4,452.81	16,903.53	12,071.76	18,078.70
3	Operating profit [1-2]	952.21	622.05	2,347.17	1,683.82	2,575.65
4	Other income	14.32	168.36	185.06	284.69	289.11
5	Interest
	(a) Gross interest	102.31	77.26	299.51	216.16	296.49
	(b) Interest Income / Interest capitalised	(17.14)	(17.15)	(46.21)	(58.98)	(70.14)
	(c) Net interest	85.17	60.11	253.30	157.18	226.35
6	Product development expenses	28.66	7.70	56.50	20.87	73.78
7	Depreciation and Amortisation	143.50	130.83	428.04	384.69	520.94
8	Profit after interest and depreciation [3+4-5-6-7]	709.20	591.77	1,794.39	1,405.77	2,043.69
9	Exceptional Items
	(a) Provision / (reversal) for diminution in value of investments (net)	0.34	—	0.75	—	(9.69)
	(b) Employee Separation cost	0.12	—	0.26	—	—
	(c) Sub total of 9(a) and 9(b)	0.46	—	1.01	—	(9.69)
10	Profit before tax [8-9]	708.74	591.77	1,793.38	1,405.77	2,053.38
11	Less: Tax expense	195.57	131.54	456.64	335.00	524.50
12	Profit after tax [10-11]	513.17	460.23	1,336.74	1,070.77	1,528.88
13	Paid-up Equity Share Capital (Face value of Rs. 10 each)	385.32	376.30	385.32	376.30	382.87
14	Reserves excluding Revaluation Reserve					5,127.81
15	Basic EPS (not annualised) Rupees	13.32	12.23	34.78	28.46	40.57
	Diluted EPS (not annualised) Rupees	12.67	11.49	33.02	26.78	38.20
16	Aggregate of Public Shareholding
	- Number of Shares	222097068	221873515	222097068	221873515	223279749
	- Percentage of shareholding	57.64%	58.97%	57.64%	58.97%	58.33%

Notes:-

1)	Figures for the previous period have been regrouped/reclassified wherever necessary.

2)	Sales / Income from operations includes foreign exchange gain of Rs. 131.61 crores for the quarter ended December 31, 2006 as against loss of Rs. 43.27 crores included in other expenditure for the quarter ended December 31, 2005. The corresponding figures for nine months ended December 31, 2006 is gain of Rs. 70.27 crores included in Sales / Income from operations, and losses of Rs. 47.91 crores and Rs. 18.53 crores in other expenditure for nine months ended December 31, 2005 and year ended March 31, 2006 respectively.

3)	Other income for the quarter and nine months ended December 31, 2005 includes an amount of Rs. 164.30 crores representing profit on sale of shares of a subsidiary, Telco Construction Equipment Company Limited.

4)	During the quarter ended December 31, 2006, 1,385 Zero coupon Foreign Currency Convertible Notes (2009) have been converted into 1,05,970 Ordinary Shares of Rs. 10/- each at a premium as per the terms of issue.

5)	The Company is engaged mainly in the business of automobile products consisting of all types of commercial and passenger vehicles including financing of the vehicles sold by the Company. These, in the context of Accounting Standard 17 on Segment Reporting, issued by the Institute of Chartered Accountants of India, are considered to constitute one single primary segment.

6)	As on October 1, 2006, 47 Investor complaints were outstanding. The Company received 74 complaints during the third quarter and resolved 118 complaints by December 31, 2006. There are 3 complaints unresolved as on December 31, 2006.

7)	Public Shareholding excludes 8.92% (6.79% as on December 31, 2005) of Citibank NA as Depositary for ADR holders.

8)	The Statutory Auditors have carried out an audit of the results stated in (B) above for the quarter and nine months ended December 31, 2006.

The above Results have been reviewed by the Audit Committee of the Board and were approved by the Board of Directors at its meeting held on January 23, 2007.

Tata Motors Limited

Ratan N Tata

Chairman

Mumbai, January 23, 2007

TATA MOTORS LIMITED

Regd.Office : Bombay House, 24, Homi Mody Street, Mumbai 400 001.

AUDITED CONSOLIDATED FINANCIAL RESULTS FOR THE PERIOD ENDED DECEMBER 31, 2006

		Quarter ended Dec 31,		Nine months ended Dec 31,		(Rs. in crores) Year ended March 31, 2006
Particulars		2006	2005	2006	2005
1	Sales/Income from operations	9323.75	6840.43	25829.22	18252.52	27264.59
	Less: Excise Duty	1147.72	870.65	3179.59	2376.29	3494.20
	Net Sales/Income from operations	8176.03	5969.78	22649.63	15876.23	23770.39
2	Total Expenditure
	(a) (Increase) in stock in trade and work in progress	(151.78)	(174.07)	(725.80)	(711.92)	(238.30)
	(b) Consumption of raw materials & components and purchase of products for sale	5705.73	4121.44	15957.00	11278.10	16259.20
	(c) Staff Cost	622.34	485.12	1779.78	1267.38	1783.11
	(d) Other expenditure	831.75	764.04	2774.46	2030.71	2918.14
	(e) Sub Total 2(a) to 2(d)	7008.04	5196.53	19785.44	13864.27	20722.15
3	Operating Profit [1-2]	1167.99	773.25	2864.19	2011.96	3048.24
4	Other Income	10.28	172.91	122.64	242.45	243.55
5	Interest (Net)	105.36	68.65	284.67	171.98	246.01
6	Product development expenditure	28.66	7.70	56.50	20.87	71.77
7	Depreciation	169.17	167.38	503.95	464.47	623.31
8	Amortisation of Deferred Revenue Expenditure in Subsidiaries	0.19	0.01	0.31	0.01	0.02
9	Profit after depreciation and interest [3+4-5-6-7-8]	874.89	702.42	2141.40	1597.08	2350.68
10	Exceptional Items
	a) Provision for diminution in value of investments (net)	0.35	—	0.85	—	1.70
	b) Employee Separation Cost	0.12	—	0.26	—	—
	c) Sub Total 10 (a) and 10(b)	0.47	—	1.11	—	1.70
11	Profit Before Tax [9-10]	874.42	702.42	2140.29	1597.08	2348.98
12	Less: Tax Expense	257.22	161.60	600.94	407.77	640.00
13	Profit After Tax [11-12]	617.20	540.82	1539.35	1189.31	1708.98
14	Adjustment of Miscellaneous Expenditure in Subsidiaries	(0.03)	(0.78)	(0.10)	(2.34)	(2.53)
15	Share of Minority Interest	(20.48)	(4.71)	(48.37)	(10.56)	(22.29)
16	Profit in respect of investments in Associate Companies	5.38	15.34	29.30	29.08	43.93
17	Profit for the period	602.07	550.67	1520.18	1205.49	1728.09
18	Paid-up Equity Share Capital (Face value of Rs.10 each)	385.32	376.30	385.32	376.30	382.87
19	Reserves excluding Revaluation Reserve					5722.21
20	Basic EPS (not annualised) Rupees	15.63	14.64	39.56	32.04	45.86
21	Diluted EPS (not annualised) Rupees	14.85	13.74	37.53	30.13	43.15

Notes:

1)	Figures for previous year have been regrouped / reclassified wherever necessary, to make them comparable. As per the Listing agreement, the Company is required to publish consolidated financial results on an annualised basis. The Company has decided to voluntarily make available the financial results on a consolidated basis so as to enable an investor facilitate a comparison of the financial performance between stand alone and consolidated basis.

2)	Reportable operating segment of the Company and its consolidated subsidiaries consists of Automotive and Others.

Automotive segment consists of business of automobile products consisting of all types of commercial and passenger vehicles including financing of the vehicles sold by the Company. Others primarily include construction equipment, engineering solutions, and software operations.

		Quarter ended Dec 31,		Nine months ended Dec 31,		(Rs in crores) Year ended March 31, 2006
		2006	2005	2006	2005
A	Segment Revenues
	Net sales / Income from Operations
	- Automotive and related activity	7541.14	5496.38	20928.90	14839.83	22193.34
	- Others	711.10	535.74	1916.01	1187.14	1806.87

	Total segment revenue	8252.24	6032.12	22844.91	16026.97	24000.21
	Add / (Less): Inter segment revenue	(76.21)	(62.34)	(195.28)	(150.74)	(229.82)

	Net segment revenue	8176.03	5969.78	22649.63	15876.23	23770.39

B	Segment Results before interest exceptional items and tax
	- Automotive and related activity	881.57	541.90	2097.15	1418.27	2185.29
	- Others	92.01	51.54	214.19	105.19	168.56

	Total segment results	973.58	593.44	2311.34	1523.46	2353.85
	Add/(Less):- Inter segment eliminations	(3.61)	4.72	(7.91)	3.15	(0.71)

	Net Segment Results	969.97	598.16	2303.43	1526.61	2353.14
	Add/(Less):- Unallocable income	10.28	172.91	122.64	242.45	243.55
	Add/(Less):- Interest expense	(105.36)	(68.65)	(284.67)	(171.98)	(246.01)
	Add/(Less):- Exceptional Items	(0.47)	—	(1.11)	—	(1.70)

	Total Profit before Tax	874.42	702.42	2140.29	1597.08	2348.98

				As at December 31,		As at March 31,
				2006	2005	2006
C	Capital employed (segment assets less segment liabilities)
	- Automotive and related activity			12463.12	8270.80	8447.17
	- Others			682.32	665.83	697.51

	Total Capital employed			13145.44	8936.63	9144.68
	Add/(Less):- Inter segment			(158.49)	(666.64)	(158.12)

	Capital employed			12986.95	8269.99	8986.56

3)	The share of profit (net) in respect of investments in associate companies include profit of Rs.39.27 crores and loss of Rs.9.97 crore, considered on the basis of Unaudited Financial Statements for the period ended December 31, 2006.

4)	The Consolidated financial statement should be read in conjuction with the notes to the individual financial results for the period ended December 31, 2006.

5)	The Statutory Auditors have carried out an audit of the results above for the period ended December 31, 2006.

The above Results have been reviewed by the Audit Committee of the Board and were approved by the Board of Directors at its meeting held on January 23, 2007.

Tata Motors Limited

Ratan N Tata

Chairman

Mumbai, January 23, 2007

For further press queries please contact Mr Debasis Ray at +91 22 6665 7209 or email at: debasis.ray@tatamotors.com.

All statements contained herein that are not statements of historical fact constitute “forward-looking statements. All statements regarding our expected financial condition and results of operations, business, plans and prospects are forward-looking statements. These forward-looking statements include but are no limited to statements as to our business strategy, our revenue and profitability, planned projects and other matters discussed herein regarding matters that are not historical fact. These forward-looking statements and any other projections (whether made by us or any third party) involve known and unknown risks, uncertainties and other factors that may cause our actual results, performance or achievements to be materially different from any future results, performance or achievements expressed or implied by these forward-looking statements or other projections. Additional risks that could affect our future operating results are more fully described in our filings with the United States Securities and Exchange Commission. These filings are available at www.sec.gov. We may, from time to time, make additional written and oral forward-looking statements, including statements contained in our filings with the Securities and Exchange Commission and our reports to shareholders. We do not undertake to update any forward-looking statement that may be made from time to time by or on our behalf.